EXHIBIT 99.1

Yamana Gold Reports Updated Mineral Reserves and Mineral Resources Underpinning Increasing Mine Lives Across Its Portfolio

TORONTO, Feb. 08, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the “Company”) herein provides its updated mineral reserve and mineral resource estimates as at December 31, 2021 in support of its upcoming guidance and longer term outlook which will show sustainable and increasing production growth. The Company will release its guidance and longer term outlook along with its fourth quarter and full year 2021 operational and financial results after market close on Thursday, February 17, 2022.

HIGHLIGHTS

  Track Record of Mineral Reserves Replacement: The Company replaced gold mineral reserves at each of its wholly-owned operations and by 130% of depletion highlighting the sustainability and longevity of its mines.
  Another Year of Mineral Reserve Growth at Jacobina: Jacobina had another year of mineral reserve and mineral resource growth, adding 324,000 ounces of gold mineral reserves, a 5% year-over-year increase above depletion. Gold mineral reserves have grown by 55% or more than 1 million ounces net of depletion over the past four years to 2.94 million ounces and mineral resources have increased by 69% over the same period. The track record of growth in mineral reserves and mineral resources at Jacobina underpins its significant prospectivity and geological upside, which supports the planned phased expansion strategy that is expected to materially increase production and cash flows, generating strong returns on investment.
  Mineral Resource Growth Continues at Odyssey: At Odyssey, mineral resources continue to grow as a result of ongoing exploration drilling, with 2.35 million ounces of indicated gold mineral resources and 13.15 million ounces of inferred gold mineral resources (100% basis) reported at year-end. At East Gouldie, drilling added 82 new pierce points in the mineralized zones, confirming estimated grades and widths and resulting in the first gold indicated mineral resources for the deposit of 1.5 million ounces (100% basis). The ongoing infill drilling program continues to increase the inventory of indicated mineral resources to support the planned conversion of mineral resources to mineral reserves.
  Fourth Consecutive Year of Increasing Mineral Reserves at El Peñón: El Peñón achieved a fourth consecutive year of adding mineral reserves in excess of depletion, with mineral reserves growing 23% to 1.3 million gold equivalent ounces (“GEO”)(1) over that period. Mineral reserves added in 2021 were higher grade and increased the average gold and silver mineral reserves grades by 3%. The significance of the result is the continued extension of the El Peñón mine life at a production rate of 220,000 to 230,000 GEO(1) per year, while replacement of mineral resources provides an inventory for future mineral reserves development.
  Mineral Reserve and Mineral Resource Growth at Cerro Moro: Cerro Moro successfully replaced depletion of mineral reserves on a GEO(1) basis, largely as a result of the expansion of high grade veins at the main ore bodies of Zoe, Martina, and Naty, which remain open at depth. The significance of the result is that it extends the mine life of Cerro Moro at a base production rate of 150,000 to 165,000 GEO(1) and establishes what the Company expects to be an ongoing trend of mineral reserve and mineral resource growth, similar to the mineral reserve replacement cycle established at the Company’s more mature operations.
  Company-wide Mineral Reserves and Mineral Resources Show Significant Scale: As at December 31, 2021, the Company reports 13.7 million ounces of gold mineral reserves and 111 million ounces of silver mineral reserves, relatively unchanged from the prior year. Further, largely consistent with the prior year, the Company reports measured and indicated mineral resources of 14.5 million ounces of gold, 51 million ounces of silver, and 1.4 billion pounds of copper exclusive of mineral reserves and inferred mineral resources of 15.5 million ounces of gold, 63 million ounces of silver, and 2.13 billion pounds of copper. At the Company's development projects mineral reserves of 7.1 million ounces of gold, 57 million ounces of silver, and 6.7 billion pounds of copper represent significant upside potential within the existing portfolio.

5-YEAR TRACK RECORD OF MINERAL RESERVES AND MINERAL RESOURCES GROWTH

Yamana has attempted to differentiate itself over the last several years by replacing depletion of mineral reserves and has been mostly successful at such differentiation. The result of which is that when looked at over several years, there has been a very significant increase of mineral reserves and corresponding extension of mine lives. This differentiation is expected to continue in the next several years and in most cases, the discovery of new inferred mineral resources at existing mines already represents an excellent source of future proven and probable mineral reserves. Characterized by large land packages in prospective geological districts, Yamana’s operations continue to demonstrate the ability to add value through drilling which, at a minimum, ensures sustainability of mine lives at current production rates. This also, creates opportunities to increase production and ultimately increase free cash flow generation. In recent years, results have exceeded expectations with operations not only replacing depletion but also increasing mineral reserves, mineral resources, and the pipeline of exploration targets for future conversion.

Figure 1: Progression of Mineral Reserves and Mineral Resources at Operating Mines and Wasamac
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(i)   Gold Equivalent Ounces (GEO) calculated using mineral reserves metal price assumptions of $1,250 per ounce of gold and $18 per ounce of silver, and gold and silver metallurgical recoveries on a site-by-site basis.

Last year is a continuation of the Company’s track record of successful brownfield exploration strategy, highlighted by the significant growth in mineral reserves and mineral resources within the five existing operations over the past five years. The acquisition, and subsequent optimization, of the Wasamac project in 2021 further enhances this growth profile.

Over the past five years, total gold equivalent mineral reserves and mineral resources at the five operating mines have increased by 32%, net of the 4.6 million GEO(1) produced by the operations over that period. This brownfield exploration success extends the lives of the existing operations and presents opportunities for growth within the portfolio. As a result, the Company is able to add value through the drill bit, at a low cost per ounce, with low risk and with minimal disturbance to the environment.

With the addition of Wasamac, the mineral reserves and mineral resources growth rate increases to 45% over five years. Wasamac, a small-footprint underground project located 100 kilometres from Canadian Malartic, is already showing the exploration potential to replicate the mineral reserves and mineral resources replacement cycle demonstrated at the Company’s operating mines.

Figure 2: Progression of Mineral Reserves and Mineral Resources at Canadian Malartic
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At Canadian Malartic, the Odyssey project’s continued exploration success has grown indicated mineral resources to 2.35 million ounces of gold and inferred mineral resources to 13.15 million ounces of gold on a 100% basis. Only 7.3 million ounces, or approximately 47% of these mineral resources are included in the mine plan outlined in the March 2021 technical study, providing significant upside potential to a mine life already expected to last until at least 2039.

Figure 3: Progression of Mineral Reserves and Mineral Resources at Jacobina
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Jacobina has significantly grown its inventory of mineral reserves and mineral resources to support a low-risk, phased expansion strategy that has allowed the mine to sustainably increase production by 54% over the last five years. The growth in mineral reserves and mineral resources now supports further sustainable growth to 230,000 ounces per year in Phase 2 and a target of 270,000 ounces per year in Phase 3.

Figure 4: Progression of Mineral Reserves and Mineral Resources at El Peñón
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(i)   Gold Equivalent Ounces (GEO) calculated using mineral reserves metal price assumptions of $1,250 per ounce of gold and $18 per ounce of silver, and metallurgical recoveries of 90.3% for gold and 79.9% for silver.

El Peñón, now in its 23rd year of production, continues to replace mineral reserve depletion which was achieved again in 2021, with further exploration successes advancing the objective of increasing production from the significant excess plant capacity.

The approach to replace depletion is also now delivering positive results at Cerro Moro which, for the first time in 2021, replaced depletion of mineral reserves, a foundation of targets and geological knowledge continues to support further exploration plans for the asset.

YEAR-END MINERAL RESERVES AND MINERAL RESOURCES SUMMARY

During the year, the Company's wholly-owned operations successfully replaced depletion. At Odyssey, delineation drilling highlighted the strong geological and grade continuity and underground mineral resources continued to grow in advance of future conversion to mineral reserves. For 2021, the Company reports 13.7 million ounces of gold mineral reserves and 111 million ounces of silver mineral reserves, relatively unchanged from the prior year.

Mineral reserves of 7.1 million ounces of gold, 57 million ounces of silver, and 6.7 billion pounds of copper at the Company’s development projects represents significant upside potential within the existing portfolio. In particular, the wholly-owned Wasamac project in Quebec, advancing towards first production in 2026, is expected to add approximately 200,000 ounces of gold to the Company’s production platform. The MARA project currently at the feasibility study stage, is expected to produce an average of 556 million pounds of copper equivalent in the first 10 years, on a 100% basis, with an initial mine life of 28 years.

Largely consistent with the prior year, the Company reports measured and indicated mineral resources of 14.5 million ounces of gold, 51 million ounces of silver, and 1.4 billion pounds of copper exclusive of mineral reserves. Significant increases in measured and indicated mineral resources at Canadian Malartic, Jacobina and Minera Florida more than offset the change in measured and indicated mineral resources at Wasamac and La Pepa. At Wasamac mineral reserves and mineral resources were updated in mid-2021, providing the foundation for the optimized mine plan and feasibility study update. Yamana successfully increased conversion of mineral resources to mineral reserves through the optimization of the mining method and mine design following an in-depth geotechnical analysis. As a result, mineral reserves increased by 231,000 ounces to 1.91 million ounces with an unchanged average gold grade of 2.56 g/t. At La Pepa, pursuant to the terms of the option agreement with Mineros Atacama SpA (“Mineros”) dated December 14, 2018, in December 2021 Mineros acquired a 20% interest in Minera Cavancha SpA, the legal entity that holds the La Pepa property. The 2021 mineral resource estimate for La Pepa reflects Yamana's current 80% interest (previously 100%). In addition, an updated structural model was used to constrain the mineralization in addition to updated metal price assumptions which were revised to be in-line with Yamana's projects and mining parameters being adjusted to reflect benchmarked costs.

The Company reports inferred mineral resources of 15.5 million ounces of gold, 63 million ounces of silver, and 2.13 billion pounds of copper. The large base of mineral resources provides the pipeline for future conversion to mineral reserves at existing operations and development projects and represents further growth opportunities at the Company’s generative exploration projects.

Additional details relating to the Company’s mineral reserve and mineral resource estimates as at December 31, 2021 are presented below.

Canadian Malartic including Odyssey, Canada (50%)

At Canadian Malartic on a 50% basis, open pit gold mineral reserves of 1.77 million ounces, reflects depletion from 2021 production and an adjustment of approximately 48,000 ounces due to a slight increase in cut-off grade, which will be added to the marginal stockpile, and a localized adjustment in the lower benches of the Canadian Malartic pit. For the Barnat pit, drill hole datasets from the former East Malartic and Sladen underground mines were incorporated into the resource model, increasing confidence in the Barnat grade estimation and without significantly changing mineral reserves or mineral resources. Underground mineral resources for the Odyssey project continue to grow as a result of ongoing exploration drilling, with a total of 2.35 million ounces of indicated mineral resources and 13.15 million ounces of inferred mineral resources reported at year-end. At East Gouldie, drilling added a total of 82 new pierce points in the mineralized zones, confirming estimated grades and widths and resulting in the first gold indicated mineral resources for the deposit of 1.5 million ounces, on a 100% basis. The ongoing infill drilling program continues to increase the inventory of indicated mineral resources to support the planned conversion of mineral resources to mineral reserves. Expansion of the mineral resource envelope on all sides added new inferred mineral resources with a high potential for future conversion in the mine plan, while step out drilling extended the mineralized zone 1,260 metres beyond the reported East Gouldie mineral resource and identified a new subparallel zone, located 400 metres in the footwall of the East Gouldie zone. These exploration holes are still widely spaced and therefore not yet considered in the mineral resource statement.

Figure 5: Change in Proven and Probable Mineral Reserves at Canadian Malartic

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(i)  Localized adjustments to resource model and cut-off grade.

Jacobina, Brazil

Jacobina had another successful year of exploration, adding 324,000 ounces of gold mineral reserves, a 5% increase compared to the prior year above depletion of mining. Gold mineral reserves have grown by 55% or more than 1 million ounces over the past four years to 2.94 million ounces. Mineral resources have increased by 69% over the same period. Mineral reserves average gold grade is unchanged from the previous year at 2.18 g/t and the Company continues to sequence lower grade stopes later in the mine life. Importantly, the rate of growth in mineral reserves and mineral resources exceeds annual depletion, supporting the Company’s strategy to sustain a multi-decade mine life and facilitating the future Phase 3 expansion to increase production up to 270,000 ounces per year. Highlights from 2021 include the addition of inferred mineral resources at João Belo Sul, which represents a potential new mining sector, and the continued expansion of the Morro do Vento, Canavieiras, and João Belo mines at depth.

Figure 6: Change in Proven and Probable Mineral Reserves at Jacobina
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Cerro Moro, Argentina

Cerro Moro successfully replaced depletion of GEO(1) mineral reserves and mineral resources, largely as a result of expansion of high grade veins at the main ore bodies of Zoe, Martina, and Naty, which remain open at depth. The significance of the result is that it establishes what the Company expects to be an ongoing trend of year-over-year mineral reserve and mineral resource growth, similar to the mineral reserves replacement cycle established at the Company’s more mature operations, extending the mine life at a production rate of 150,000 to 165,000 GEO(1) per year. Cerro Moro is a high-grade operation with an average mineral reserves grade of 13.6 g/t gold equivalent. New mineral reserves added in 2021 at a higher average gold to silver ratio and higher silver grade targets will be followed up with drilling in 2022. A high level of geological understanding incorporated into the resource models is resulting in excellent reconciliation and confidence in mine plans, as reflected in improved operational performance. Additionally, Cerro Moro has a significant inventory of lower-grade veins that are not fully reflected in the current mineral reserves and mineral resource statements, which could potentially be processed with an expansion of the processing plant or through a parallel heap leach operation. The Company has initiated an infill drilling program to expand and define the most promising lower-grade, heap leach targets.

Figure 7: Change in Proven and Probable Mineral Reserves at Cerro Moro
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(i)    Gold Equivalent Ounces (GEO) calculated using mineral reserves metal price assumptions of $1,250 per ounce of gold and $18 per ounce of silver, and metallurgical recoveries of 93% for gold and 93% for silver.

El Peñón, Chile

Successful drilling at El Peñón resulted in the operation achieving a fourth consecutive year of adding new mineral reserves in excess of mining depletion, with mineral reserves growing 23% to 1.3 million GEO(1) over that period. Drilling continues to expand the mineral resource envelopes to depths below several producing sectors, most notably Paloma, Pampa Campamento and Sorpresa. New mineral reserves added in 2021 are typically higher than average grade, resulting in the average gold and silver mineral reserves grades increasing by 3%. The significance of the result is the continued extension of the El Peñón mine life at a production rate of 220,000 to 230,000 GEO(1) per year, while replacement of mineral resources provides an inventory for future mineral reserves development. The year-end mineral reserve and mineral resource estimates do not include results from deep exploratory drilling intercepts targeting extensions of the major producing vein systems at depth and to the south of the mine. Initial drill results show significant potential for discovery of blind continuations of the main vein system which will be followed up with drilling in 2022 to support planned production increases at El Peñón.

Figure 8: Change in Proven and Probable Mineral Reserves at El Peñón
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(i)    Gold Equivalent Ounces (GEO) calculated using mineral reserves metal price assumptions of $1,250 per ounce of gold and $18 per ounce of silver, and metallurgical recoveries of 90.3% for gold and 79.9% for silver.

Minera Florida, Chile

At Minera Florida, new mineral reserves replaced mining depletion, extending mine life. Drilling in key production sectors of the mine, most notably Don Leopoldo and Fantasma, continued to expand mineralization along strike and down dip. Targets remain open in both directions, underscoring the potential for expansion of the mineral envelope in both sectors. Exploratory drilling at Minera Florida has generated new discoveries in the core mine area, including VNC, providing increased optionality for the mining operation and demonstrating the geological potential in the central Alhué block. The recent discovery of veins such as Cucaracha in new areas beyond the eastern and western limits of the central Alhué block, the historic focus of exploration and mining at Minera Florida, underscores the potential for further near-mine discoveries. The robust exploration results and replacement of mineral reserves and mineral resources at Minera Florida support the plan for production increases at the operation.

Figure 9: Change in Proven and Probable Mineral Reserves at Minera Florida
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Wasamac, Canada

Wasamac mineral reserves and mineral resources were updated in mid-2021, providing the foundation for the optimized mine plan and feasibility study update. Yamana successfully increased conversion of mineral resources to mineral reserves through the optimization of the mining method and mine design following an in-depth geotechnical analysis. As a result, mineral reserves increased by 231,000 ounces to 1.91 million ounces with an unchanged average gold grade of 2.56 g/t. Mineral resource classification was updated using revised criteria, with measured mineral resources being reclassified as indicated mineral resources to align with Yamana’s prerequisite that measured mineral resources must be supported by underground development sampling with the required quality assurance and quality control. Additionally, mineral resources are now constrained within potentially mineable shapes to demonstrate reasonable prospects for eventual economic extraction and to align with the reporting standard at other Yamana operations. Year-end mineral reserves and mineral resources do not yet include positive drill results from the second half of 2021, which expanded the Wildcat zone and discovered two new mineralized zones, referred to as South Wildcat. The initial drilling results further align with the objective to sustain 200,000 ounces per year of production at Wasamac and achieve a strategic mine life of more than 15 years.

Figure 10: Change in Proven and Probable Mineral Reserves at Wasamac
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(i)   Adjustments to mine design optimization.

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral projects as at December 31, 2021.

Gold	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Canadian Malartic, Barnat & Other Zones (50%)	21,466	0.84	580	28,758	1.28	1,188	50,225	1.09	1,767
Canadian Malartic Underground (50%)	—	—	—	—	—	—	—	—	—
Canadian Malartic (50%)	21,466	0.84	580	28,758	1.28	1,188	50,225	1.09	1,767
Jacobina	28,910	2.17	2,015	13,101	2.19	923	42,011	2.18	2,938
Cerro Moro	365	9.27	109	1,384	7.82	348	1,749	8.12	457
El Peñón Ore	421	6.70	91	4,996	5.09	817	5,417	5.21	908
El Peñón Stockpiles	8	2.64	1	607	1.24	24	615	1.26	25
El Peñón Total	429	6.62	91	5,603	4.67	841	6,032	4.81	933
Minera Florida Ore	662	3.08	65	2,905	3.49	326	3,567	3.42	392
Minera Florida Tailings	—	—	—	1,248	0.94	38	1,248	0.94	38
Minera Florida Total	662	3.08	65	4,153	2.73	364	4,815	2.78	430
Wasamac		—	—	23,168	2.56	1,910	23,168	2.56	1,910
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,681	3.88	1,082
MARA (56.25%)	330,300	0.25	2,655	291,150	0.16	1,498	621,450	0.21	4,152
Total Gold Mineral Reserves	388,482	0.51	6,314	369,648	0.62	7,355	758,131	0.56	13,669

Silver	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro	365	593.5	6,964	1,384	342.0	15,215	1,749	394.5	22,180
El Peñón Ore	421	225.5	3,055	4,996	162.1	26,036	5,417	167.0	29,091
El Peñón Stockpiles	8	140.0	35	607	13.2	257	615	14.8	292
El Peñón Total	429	224.0	3,090	5,603	146.0	26,293	6,032	151.5	29,383
Minera Florida Ore	662	20.2	430	2,905	21.4	1,998	3,567	21.2	2,428
Minera Florida Tailings	—	—	—	1,248	14.6	584	1,248	14.6	584
Minera Florida Total	662	20.2	430	4,153	19.3	2,582	4,815	19.5	3,011
MARA (56.25%)	330,300	3.0	32,070	291,150	2.6	24,618	621,450	2.8	56,689
Total Silver Mineral Reserves	331,757	4.0	42,555	302,289	7.1	68,708	634,046	5.5	111,264

Copper	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
MARA (56.25%)	330,300	0.57	4,151	291,150	0.39	2,503	621,450	0.49	6,654
Total Copper Mineral Reserves	330,300	0.57	4,151	291,150	0.39	2,503	621,450	0.49	6,654

Zinc	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida Ore	662	1.44	21	2,905	0.94	60	3,567	1.03	81
Minera Florida Tailings	—	—	—	1,248	0.58	16	1,248	0.58	16
Minera Florida Total	662	1.44	21	4,153	0.83	76	4,815	0.91	97
Total Zinc Mineral Reserves	662	1.44	21	4,153	0.83	76	4,815	0.91	97

Molybdenum	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
MARA (56.25%)	330,300	0.030	218	291,150	0.030	192	621,450	0.030	411
Total Molybdenum Mineral Reserves	330,300	0.030	218	291,150	0.030	192	621,450	0.030	411

Mineral Resources (Measured, Indicated, and Inferred)

The following tables set forth the Mineral Resource estimates for the Company’s mineral projects as at December 31, 2021.

Gold	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Canadian Malartic, Barnat & Other Zones (50%)	130	0.72	3	2,174	1.31	92	2,304	1.28	95
Odyssey Underground (50%)	—	—	—	1,075	1.92	66	1,075	1.92	66
East Malartic Underground (50%)	—	—	—	5,539	2.04	364	5,539	2.04	364
East Gouldie Underground (50%)	—	—	—	5,974	3.88	745	5,974	3.88	745
Canadian Malartic Total (50%)	130	0.72	3	14,762	2.67	1,267	14,893	2.65	1,270
Jacobina	30,281	2.40	2,339	19,372	2.36	1,468	49,652	2.38	3,807
Cerro Moro Mine	177	5.26	30	760	3.58	87	937	3.89	117
Cerro Moro Heap Leach	—	—	—	—	—	—	—	—	—
Cerro Moro Total	177	5.26	30	760	3.58	87	937	3.89	117
El Peñón Mine	761	5.28	129	5,651	3.20	581	6,412	3.45	710
El Peñón Tailings	—	—	—	—	—	—	—	—	—
El Peñón Stockpiles	—	—	—	1,019	1.13	37	1,019	1.13	37
El Peñón Total	761	5.28	129	6,670	2.88	618	7,430	3.13	748
Minera Florida	1,425	5.24	240	6,108	4.15	816	7,533	4.36	1,056
Wasamac	—	—	—	5,769	1.76	326	5,769	1.76	326
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139
MARA (56.25%)	95,447	0.26	786	121,198	0.12	459	216,645	0.18	1,245
La Pepa (80%)	47,053	0.61	920	52,324	0.49	831	99,377	0.55	1,751
Monument Bay	—	—	—	36,581	1.52	1,787	36,581	1.52	1,787
Suyai	—	—	—	4,700	15.00	2,286	4,700	15.00	2,286
Total Measured & Indicated Gold Mineral Resources	176,046	0.80	4,541	268,629	1.16	9,992	444,675	1.02	14,532

Silver	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro Mine	177	234.0	1,328	760	266.1	6,506	937	260.0	7,834
Cerro Moro Heap Leach	—	—	—	—	—	—	—	—	—
Cerro Moro Total	177	234.0	1,328	760	266.1	6,506	937	260.0	7,834
El Peñón Mine	761	150.9	3,691	5,651	113.5	20,625	6,412	118.0	24,316
El Peñón Tailings	—	—	—	—	—	—	—	—	—
El Peñón Stockpiles	—	—	—	1,019	28.8	942	1,019	28.8	942
El Peñón Total	761	150.9	3,691	6,670	100.6	21,568	7,430	105.7	25,259
Minera Florida	1,425	34.0	1,557	6,108	21.8	4,287	7,533	24.1	5,844
MARA (56.25%)	30,150	1.6	1,502	116,044	1.9	6,940	146,194	1.8	8,442
Suyai	—	—	—	4,700	23.0	3,523	4,700	23.0	3,523
Total Measured & Indicated Silver Mineral Resources	32,513	7.7	8,079	134,282	9.9	42,823	166,795	9.5	50,902

Copper	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
MARA (56.25%)	95,447	0.28	591	121,198	0.30	791	216,645	0.29	1,383
Total Measured & Indicated Copper Mineral Resources	95,447	0.28	591	121,198	0.30	791	216,645	0.29	1,383

Zinc	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	1,425	1.9	60	6,108	1.38	185	7,533	1.48	245
Total Measured & Indicated Zinc Mineral Resources	1,425	1.9	60	6,108	1.38	185	7,533	1.48	245

Molybdenum	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
MARA (56.25%)	95,447	0.014	30	121,198	0.029	78	216,645	0.022	107
Total Measured & Indicated Molybdenum Mineral Resources	95,447	0.014	30	121,198	0.029	78	216,645	0.022	107

Gold	Inferred Mineral Resources
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Canadian Malartic, Barnat & Other Zones (50%)	2,790	0.80	72
Odyssey Underground (50%)	13,382	2.07	891
East Malartic Underground (50%)	42,635	1.92	2,639
East Gouldie Underground (50%)	30,825	3.07	3,046
Canadian Malartic (50%)	89,632	2.31	6,647
Jacobina	25,018	2.37	1,904
Cerro Moro Mine	1,071	4.91	169
Cerro Moro Heap Leach	416	4.28	57
Cerro Moro Total	1,488	4.73	226
El Peñón Mine	5,115	3.87	636
El Peñón Tailings	13,767	0.55	245
El Peñón Stockpiles	—	—	—
El Peñón Total	18,882	1.45	881
Minera Florida	4,167	4.91	658
Wasamac	3,984	2.01	258
Jeronimo (57%)	1,118	4.49	161
MARA (56.25%)	419,590	0.09	1,222
Arco Sul	6,203	3.08	615
La Pepa (80%)	20,019	0.46	293
Lavra Velha	3,934	4.29	543
Monument Bay	41,946	1.32	1,781
Suyai	900	9.90	274
Total Inferred Gold Mineral Resources	636,880	0.76	15,463

Silver	Inferred Mineral Resources
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Cerro Moro Mine	1,071	213.4	7,351
Cerro Moro Heap Leach	416	60.4	808
Cerro Moro Total	1,488	170.6	8,159
El Peñón Mine	5,115	125.3	20,604
El Peñón Tailings	13,767	18.9	8,380
El Peñón Stockpiles	—	—	—
El Peñón Total	18,882	47.7	28,984
Minera Florida	4,167	23.4	3,138
MARA (56.25%)	417,881	1.6	21,765
Suyai	900	21.0	575
Total Inferred Silver Mineral Resources	443,317	4.4	62,621

Copper	Inferred Mineral Resources
	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)
MARA (56.25%)	419,590	0.23	2,125
Total Inferred Copper Mineral Resources	419,590	0.23	2,125

Zinc	Inferred Mineral Resources
	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)
Minera Florida	4,167	1.20	111
Total Inferred Zinc Mineral Resources	4,167	1.20	111

Molybdenum	Inferred Mineral Resources
	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)
MARA (56.25%)	419,590	0.030	277
Total Inferred Molybdenum Mineral Resources	419,590	0.030	277

Mineral Reserve and Mineral Resource Reporting Notes

1. Metal Price, Cut-off Grade, Metallurgical Recovery:

Mine	Mineral Reserves	Mineral Resources
Canadian Malartic (50%)	Price assumption: $1,250 gold	Price assumption: $1,250 gold.
	Open pit cut-off grades range from 0.41 to 0.42 g/t gold	Canadian Malartic, Barnat and other zones cut-off grades range from 0.31 to 0.42 g/t gold inside pit, and from 1.15 to 1.20 g/t gold outside or below pit (stope optimized)
	Metallurgical recoveries for gold averaging 90.6%	Underground cut-off grade at Odyssey is 1.15 to 1.30 g/t gold (stope optimized)
Underground cut-off grade at East Malartic is 1.15 to 1.40 g/t gold (stope optimized)
Underground cut-off grade at East Gouldie is 1.10 to 1.25 g/t gold (stope optimized)
Jacobina	Price assumption: $1,250 gold	Price assumption: $1,250 gold. Cut-off grades correspond to 75% of the cut-off used to estimate the mineral reserves
	Underground reserves are reported at variable cut-off grades by zone ranging from 0.92 g/t gold to 1.01 g/t gold	Underground resources are reported at variable cut-off grades by zone ranging from 0.69 g/t gold to 0.76 g/t gold
	Metallurgical recovery is 96.2%	Reported within optimized underground mining shapes with minimum mining width of 1.5 metres and considering internal waste and dilution
Cerro Moro	Price assumptions: $1,250 gold and $18.00 silver	Price assumptions: $1,250 gold and $18.00 silver. NSR cut-off values correspond to 75% of reserves cut-off
	Underground NSR cut-off at $210.71/t and open pit NSR cut-off at $124.72/t	Underground NSR cut-off at $158.04/t and open pit NSR cut-off at $93.54/t
	Metallurgical recoveries average 93% for gold and 93% for silver	Heap leach resource reported at NSR cut-off value of $90.5/t (underground) and $26.0/t (open pit)
Constrained in optimized stopes and pit shells
El Peñón	Price assumptions: $1,250 gold, $18.00 silver	Price assumptions: $1,250 gold, $18.00 silver
	Open Pit cut-off at $48.27/t	Underground cut-off at $96.86/t, which corresponds to 75% of the cut-off value used to estimate the mineral reserves
	Underground cut-off at $129.15/t	Tailings and stockpiles reported at cut-offs of 0.50 g/t and 0.79 g/t gold equivalent respectively
	Low grade stockpiles cut-off 0.86 g/t gold equivalent	Metallurgical recoveries for underground ores range from 84.39% to 96.12% for gold and from 68.76% to 91.03% for silver
	Metallurgical recoveries for open pit ores are 89.39% for gold and 80.70% for silver	Metallurgical recoveries for tailings estimated to be 60% for gold and 30% for silver
	Metallurgical recoveries for underground ores range from 84.39% to 96.12% for gold and from 68.76% to 91.03% for silver	Metallurgical recoveries for stockpiles estimated to be 88.0% for gold and 80.8% for silver
Metallurgical recoveries for low grade stockpiles are 95.2% for gold and 83.0% for silver
Minera Florida	Price assumptions: $1,250/oz gold, $18.00/oz silver and $1.25/lb zinc	Price assumptions: $1,250/oz gold, $18.00/oz silver and $1.25/lb zinc
	Underground cut-off at $92.07/t	Underground mineral resources are estimated at a cut-off value of $69.05/t, corresponding to 75% of the cut-off used to estimate mineral reserves, for the Las Pataguas, PVS, and Cucaracha zones which are constrained to underground mining shapes. The remaining zones are reported unconstrained at a NSR cut-off value of $92.07/t.
	Metallurgical recoveries of 91.99% for gold, 62.75% for silver, and 79.89% for zinc	Metallurgical recoveries of 91.99% for gold, 62.75% for silver, and 79.89% for zinc
Wasamac	Price assumption: $1,250/oz gold	Price assumption: $1,250 gold. Cut-off grades correspond to 75% of the cut-off used to estimate the mineral reserves
	Underground cut-off grade from 1.45 to 1.68 g/t gold (stope optimized)	Underground cut-off grades range from at 1.10 to 1.30 g/t gold
	The external dilution is estimated to be 11%. The average mining recovery factor was set at 93.6%.	Mineral resources are below a 32 m surface crown pillar and outside a 5 m buffer around historical underground workings
Constrained by potentially mineable shapes based on a minimum mining width of 2 m considering internal waste and dilution
Jeronimo (57%)	Price Assumption: $900 gold
	Cut-off grade at 2.0 g/t gold	Cut-off grade at 2.0 g/t gold
Metallurgical recovery for gold is 86%.
MARA: Agua Rica (56.25%)	Mineral Reserves are estimated using a variable metallurgical recovery	Mineral Resources are estimated using a variable metallurgical recovery
	Average metallurgical recoveries of 86% Cu, 35% Au, 43% Ag, and 44% Mo were considered	LOM average metallurgical recoveries of 86% Cu, 35% Au, 43% Ag, and 44% Mo were considered
	Open pit mineral reserves are reported at a variable cut-off value averaging $8.42/t, based on metal price assumptions of $3.00/lb Cu, $1,250/oz Au, $18/oz Ag, and $11/lb Mo. A LOM average open pit costs of $1.72/t moved, processing and G&A cost of $6.70/t of run of mine processed. The strip ratio of the mineral reserves is 1.7 with overall slope angles varying from 39° to 45° depending on the geotechnical sector	Mineral resources are constrained by an optimized pit shell based on metal price assumptions of $4.00/lb Cu, $1,600/oz Au, $24/oz Ag, and $11/lb Mo. Open pit Mineral Resources are reported at a variable cut-off value which averages $8.42/t milled with overall slope angles varying from 39° to 45° depending on the geotechnical sector
MARA: Alumbrera (56.25%)	N/A	Price assumptions: $1,300 gold, $2.83 copper
Alumbrera deposit: Whittle pit shell cut-off at 0.22% copper equivalent
Bajo El Durazno deposit: 0.2 g/t Au cut-off within pit shell
Arco Sul	N/A	Price assumption: $1,250 gold
Underground cut-off grade at 2.00g/t, which corresponds to 75% of the cut-off that would be used for mineral reserves
Mineral resources reported within optimized underground mining shapes
La Pepa (80%)	N/A	Price assumption: $1,650 gold
Cut-off grade of 0.20 g/t gold for oxides and 0.26 g/t gold for sulphides, inside optimized pit envelope
Lavra Velha	N/A	Price assumptions: $1,300 gold and $3.50 copper
Cut-off grade at 0.2 g/t gold and 0.1% copper
Monument Bay	N/A	Price assumption: $1,200 gold
Cut-off grades are 0.4 g/t gold and 0.7 g/t gold for the open pits and 4.0 g/t gold for underground
Suyai	N/A	5.0 g/t gold cut-off inside mineralized wireframe modeling

2. All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

3. All Mineral Resources are reported exclusive of Mineral Reserves.

4. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

5. Mineral Reserves and Mineral Resources are reported as of December 31, 2021.

6. For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates at the Company’s material properties, see the qualified persons list below.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Canadian Malartic	Guy Gagnon, Eng., Canadian Malartic Corporation	Pascal Lehouiller, P. Geo, Canadian Malartic Corporation
Jacobina	Eduardo de Souza Soares, MAusIMM CP (Min), Yamana Gold Inc.	Luiz Carlos Damasceno dos Santos, MAusIMM CP (Geo), Yamana Gold Inc.
El Peñón	Jimmy Avendaño Gonzalez, Registered Member of the Chilean Mining Commission, Yamana Gold Inc.	Marco Velásquez Corrales, Registered Member Chilean Mining Commission, Yamana Gold Inc.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
Call: 416-815-0220
Call: 1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 203 727 1000
Email: Yamana.gold@fticonsulting.com

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

Joh. Berenberg Gossler & Co. KG (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

END NOTES

(1)  GEO calculations are based on an average market gold to silver price ratio for the relevant period. Guidance GEO assumes gold ounces plus the equivalent of silver ounces using a ratio of 72.00.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC.

Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.